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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Signs Heavy Maintenance Services Agreements for Macon Facility

•     Embraer will provide services to Envoy Air Inc. and JSX

•     Services will be performed at the Macon, Georgia facility

Macon (GA.) – December 16, 2022 – Embraer today announced that Embraer Aircraft Maintenance Services (EAMS) in Macon, Georgia, has signed two heavy maintenance services agreements totaling $ 72 million. The contracts have been signed with Envoy Air Inc. and JSX and will provide each company with airframe maintenance and repair services offered by Embraer’s portfolio of solutions.

Envoy has been an EAMS customer since 2002 and has outsourced maintenance lines to EAMS periodically since 2011, though the new contract provides one nose-to-tail heavy maintenance line. With JSX, Embraer has signed a long-term agreement for two nose-to-tail heavy maintenance lines.

“We welcome Envoy back to EAMS as a recurring customer of heavy maintenance and look forward to the start of new partnerships with JSX for our support,” said Frank Stevens, Vice President, Global MRO Centers, Embraer Services & Support. “Macon continues to expand, and these new lines will promote growth within the area and open job positions for qualified talent. Overall, these contracts are mutually beneficial for our partners as we can provide exceptional service while expanding our operations.”

Follow us on Twitter: @Embraer

About Envoy

Envoy Air Inc., a wholly owned subsidiary of American Airlines Group, operates more than 160 aircraft on 800 daily flights to over 160 destinations throughout the United States, Canada, Mexico, the Bahamas, and Caribbean. The company’s 18,000 employees provide regional flight service to American Airlines under the American Eagle brand and ground handling services for many American Airlines Group flights. The company was founded in 1998 as American Eagle Airlines, Inc., following the merger of several smaller regional carriers to create one of the largest regional airlines in the world. Envoy is headquartered in Irving, Texas, with hubs in Dallas/Fort Worth, Chicago, and Miami, with a large ground handling operation in Los Angeles. Connect with Envoy on Twitter @EnvoyAirCareers, on Instagram @EnvoyAirCareers, and on Facebook at Facebook.com/envoyaircareers [facebook.com]

About JSX

Welcome to Hop-On jet service! Introducing JSX, where you can enjoy the convenience of private travel at not-so-private fares. Avoid the traffic and airport madness when you fly exclusively among our private terminals and go from parking to take off in minutes. No lines, no crowds, no hassles.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services & Support to customers after sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers, among other activities, across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations